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UNITED STATES
SECURITIES ANDEXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Comtex News Network, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

205914104
(CUSIP Number)

January 8, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person™s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be fifiledfl for the purpose of Section 18 of the Securities Exchange Act of 1934 (fiActfl) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205914104.

1.	Names of Reporting Persons.
Hanina Hibshoosh and Amy Hibshoosh
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

	5.	Sole Voting Power
Amy Hibshoosh 0
Number of		Hanina Hibshoosh 0
Shares
Beneficially	6.	Shared Voting Power
Owned by		Amy Hibshoosh and Hanina Hibshoosh 1,019,451
Each
Reporting	7.	Sole Dispositive Power
Person		Amy Hibshoosh 0
With:		Hanina Hibshoosh 0

	8.	Shared Dispositive Power
Amy Hibshoosh and Hanina Hibshoosh 1,019,451

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
Hanina Hibshoosh 1,019,451
Amy Hibshoosh 1,019,451

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11	Percent of Class Represented by Amount in Row (11)
6.66%

12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer
Comtex News Network, Inc.

(b)	Address of Issuer’s Principal Executive Offices
625 N. Washington St., Suite 301, Alexandria, VA 22314

Item 2.

(a)	Name of Person Filing
Amy Hibshoosh and Hanina Hibshoosh

(b)	Address of Principal Business Office or, if none, Residence
560 Riverside Drive, New York, NY 10027

(c)	Citizenship
United States of America

(d)	Title of Class of Securities
Common Stock, par value $0.01 per share

(e)	CUSIP Number
205914104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:.

1,019,451 shares of Common Stock comprised of Amy Hibshoosh  234,745shares, Hanina Hibshoosh 130,066 shares and Amy and Hanina Hibshoosh jointly own 654,640 shares of Common Stock.  Amy & Hanina Hibshoosh are married to each other.

(b)	Percent of class: 6.66%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
Amy Hibshoosh 0
Hanina Hibshoosh 0

(ii)	Shared power to vote or to direct the vote .
Amy Hibshoosh and Hanina Hibshoosh 1,019,451

(iii)	Sole power to dispose or to direct the disposition of .
Amy Hibshoosh 0
Hanina Hibshoosh 0

(iv)	Shared power to dispose or to direct the disposition of .
Amy Hibshoosh and Hanina Hibshoosh 1,019,451

Item 5.	Ownership of Five Percent or Less of a Class

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

Inapplicable

Item 8.	Identification and Classification of Members of the Group

Dr. & Mrs. Hanina and Amy Hibshoosh

Item 9.	Notice of Dissolution of Group

Inapplicable

Item 10.	Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2008
Signature /S/
Name/Title Amy Hibshoosh

Date: January 8, 2008
Signature /S/
Name/Title Hanina Hibshoosh